Brian F. Faulkner
                             A PROFESSIONAL LAW CORPORATION
   27127 CALLE ARROYO, SUITE 1923 .  SAN JUAN CAPISTRANO, CALIFORNIA 92675
           T:  949.240.1361  .  F:  949.240.1362 . C: 714.608.2125
                                 E: BRIFFAULK@AOL.COM



VIA EDGAR AND MAIL


February 16, 2009


Kristi Marrone, Staff Accountant
U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C.  20	549

Re:  City Capital Corporation
     File No. 33-5902
     Form 10-KSB for the year ended December 31, 2007
     Form 10-Q's for the quarters ended March 31, 2008, June 30, 2008, and September 30, 2008

Dear Ms. Marrone:

     The letter is in response to your letter of January 28, 2009 with regard to the Form 10-KSB for the year ended December 31, 2007, and the Form 10-Q's for the quarters ended March 31, 2008, June 30, 2008, and September 30, 2008 for City Capital Corporation, a Nevada corporation ("Company"). The comment in your letter is addressed below.

1. In the Company's Form 10-K for the year ended December 31, 2008, and all future filings, the Company will elaborate in the Significant Accounting Policies footnote as to how "other revenue" was generated and the revenue recognition policy related to each specific type of revenue.

     We hope that the information contained in this letter satisfactorily addresses the comments by the Staff. Should you have any additional comments or questions, please feel free to contact me. Thank you for your continued cooperation in this matter.

                                       Sincerely,



                                       /s/  Brian F. Faulkner
                                       Brian F. Faulkner

cc:  Ephren W. Taylor II, City Capital Corporation